SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         TELECOMMUNICATION SYSTEMS, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    87929J103
             ------------------------------------------------------
                                 (CUSIP NUMBER)




                                 January 6, 2004
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                                Page 1 of 10 Pages

CUSIP No. 87929J103                    13G                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                The Riverview Group LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,458,675
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,458,675
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,458,675
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J103                    13G                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,458,675
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,458,675
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,458,675
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J103                    13G                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Millennium Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,458,675
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,458,675
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,458,675
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J103                    13G                   Page 5 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Israel A. Englander
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,458,675
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,458,675
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,458,675
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J103                    13G                   Page 6 of 10 Pages

Item 1.

(a)  Name of Issuer

       TeleCommunication Systems, Inc., a Maryland corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

       275 West Street, Annapolis, Maryland 21401

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       The Riverview Group LLC
       c/o Millennium Management, LLC
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: Delaware

       Millennium Holding Group, L.P.
       c/o Millennium Management, LLC
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: Delaware

       Millennium Management, LLC
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: Delaware

       Israel A. Englander
       c/o Millennium Management, LLC
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: United States

(d)  Title of Class of Securities

       Class A Common Stock, par value $0.01 per share ("Class A Common Stock")

(e) CUSIP Number    87929J103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 87929J103                    13G                   Page 7 of 10 Pages

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

(a)  Amount Beneficially Owned

       Subject to the Ownership Limitation (defined below), as of the date of this filing, each Reporting Person may be deemed the beneficial owner of: (i) 682,144 shares of Class A Common Stock owned outright by The Riverview Group LLC, a Delaware limited liability company ("Riverview"), (ii) 170,536 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a certain warrant (the "Warrant") and (iii) 2,790,542 shares of Class A Common Stock currently issuable to Riverview upon the conversion of a certain 3% convertible debenture with an aggregate principal face amount of $15,000,000 (the "Convertible Debenture").

       The number of shares of Class A Common Stock into which the Warrant and Convertible Debenture are exercisable or convertible, as applicable, are limited pursuant to the terms of the Warrant and the Convertible Debenture to that number of shares of Class A Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

       In accordance with the Ownership Limitation, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 2,458,675 shares of Class A Common Stock. (Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, there were 21,470,549 shares of Class A Common Stock issued and outstanding as of October 15, 2003. In addition, (i) the Company issued 1,364,288 shares of Class A Common Stock pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 18, 2003, by and among the Company, Riverview and the other investors named therein (the "Securities Purchase Agreement") and (ii) 1,776,531 shares of Class A Common Stock is currently issuable to Riverview pursuant to the terms of the Warrant and Convertible Debenture without causing Riverview's aggregate beneficial ownership to exceed the Ownership Limitation.)

CUSIP No. 87929J103                    13G                   Page 8 of 10 Pages

       Note: Pursuant to the terms of the Securities Purchase Agreement, consummation of the acquisition set forth in that certain purchase agreement by and among the Company, Aether Systems, Inc., TeleCommunication Systems Limited and TSYS Acquisition Corp., dated December 18, 2003 (the "Aether Acquisition"), is a condition precedent to Riverview's obligation to purchase the 682,144 shares of Class A Common Stock, the Warrant and the Convertible Debenture referred to in the first paragraph of this Item 4(a). As of the date hereof, the Aether Acquisition has not been consummated. However, the Reporting Persons have determined voluntarily to file this statement.

       Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. Each of Holding, Millennium Management and Mr. Englander disclaims any beneficial ownership of the shares owned by Riverview.

       Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no ability to control Holding. Therefore, as of the date of this filing, Partners may not be deemed a beneficial owner of the shares of the Company or a member of the above-listed group.

(b)  Percent of Class

     9.99% (see Item 4(a) above).

(c) Number of shares as to which such person has:

       (i)     Sole power to vote or to direct the vote:

               -0-

       (ii)    Shared power to vote or to direct the vote

               2,458,675 shares of Class A Common Stock

       (iii)   Sole power to dispose or to direct the disposition of

               -0-

       (iv)    Shared power to dispose or to direct the disposition of

               2,458,675 shares of Class A Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not applicable.

CUSIP No. 87929J103                    13G                   Page 9 of 10 Pages

Item 8. Identification and Classification of Members of the Group This statement is filed by:

       (i)     Riverview;

       (ii)    Holding, as the sole member of Riverview;

       (iii) Millennium Management, as the general partner and investment advisor of Holding; and

       (iv)    Mr. Englander, as the sole managing member of Millennium
               Management.

Item 9.  Notice of Dissolution of Group

       Not applicable

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87929J103                    13G                   Page 10 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 6, 2004


THE RIVERVIEW GROUP LLC                    MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,        By: Millennium Management, LLC
    its sole member                            its general partner

By: Millennium Management, LLC             By: /s/ Israel A. Englander
    its general partner                        ----------------------------
                                               Name:  Israel A. Englander
                                               Title: Managing Member
By: /s/ Terry Feeney
    -------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, LLC

By: /s/ Israel A. Englander                /s/ Israel A. Englander
    -------------------------------        --------------------------------
    Name:  Israel A. Englander             Israel A. Englander
    Title: Managing Member